Exhibit 99.1



PRESS RELEASE

 

CONSTELLATION BRANDS AND E. & J. GALLO FURTHER REVISE WINE AND SPIRITS AGREEMENT IN CONNECTION WITH FEDERAL TRADE COMMISSION REVIEW PROCESS

- **The revised agreement announced in December 2019 is amended to address additional FTC areas of competitive concern primarily related to production for Sparkling Wine.**
- **Constellation's Mission Bell facility is excluded from the transaction in response to concerns related to the production of the brands excluded from the December 2019 revised agreement.**
- **The transaction price is revised to approximately $1.03 billion, of which $250 million is an earnout based on divested brand performance over a two-year period.**
- **The transaction is expected to close in the second quarter of fiscal 2021, subject to FTC review.**

VICTOR, N.Y., May 28, 2020 - Constellation Brands, Inc. (NYSE: STZ and STZ.B), a leading beverage alcohol company, announced today that it and E. & J. Gallo Winery have further revised their original transaction to divest a portion of Constellation's wine and spirits portfolio principally priced at $11 retail and below, including certain related facilities located in California, New York, and Washington. The new agreement amends and restates the original agreement announced in April 2019 and the revised agreement announced in December 2019.

Constellation's Mission Bell facility and certain related real estate, equipment, contracts, and employees are now excluded from the transaction. The revised agreement was amended to support Constellation's production needs following its decision to retain Cook's California Champagne and J. Roget American Champagne. Excluding the Mission Bell facility and related assets from the transaction results in an adjusted transaction price of approximately $1.03 billion, subject to closing adjustments, of which $250 million is an earnout if brand performance provisions are met over a two-year period after closing. The revised transaction is expected to close in the second quarter of fiscal 2021 and is subject to FTC review and clearance. Constellation also expects to close its separate but related transaction with Gallo to divest the New Zealand-based Nobilo Wine brand and related assets for $130 million, by the end of the second quarter of fiscal 2021, subject to FTC review and clearance.

"This move puts us one step closer to finalizing this transaction," said Bill Newlands, president and chief executive officer, Constellation Brands. "We continue to work in collaboration with Gallo to satisfy all FTC obligations, and both companies remain fully committed to closing the transaction. Our wine and spirits transformation strategy continues to gain traction and we look forward to closing this transaction in the coming months."

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The word "expect" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These statements may relate to business strategy, future operations, prospects, plans and objectives of management, as well as information concerning the expected actions of third parties. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements.

The forward-looking statements are based on management's current expectations and should not be construed in any manner as a guarantee that such results will in fact occur or will occur on any contemplated timetable. All forward-looking statements speak only as of the date of this news release and Constellation Brands undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The revised transaction and the Nobilo transaction are each subject to the satisfaction of certain closing conditions, including the receipt of required regulatory clearances and governmental approvals. The Nobilo transaction is also conditioned on completion of the revised transaction. There can be no assurance that the revised transaction or the Nobilo transaction will occur or will occur on the terms or timetables contemplated hereby, that Constellation Brands will receive any earnout (contingent consideration), or that Constellation Brands will successfully monetize certain assets.

In addition to risks and uncertainties associated with ordinary business operations, the forward-looking statements contained in this news release are subject to other risks and uncertainties, including completion of the revised transaction and the Nobilo transaction on the expected terms, conditions and timetables; regulatory requirements; actual purchase price adjustments and other actual closing adjustments; the actual market performance of brands included in the contingent consideration payment opportunity; the accuracy of all projections; and other factors and uncertainties disclosed from time-to-time in the company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended February 29, 2020, which could cause actual future performance to differ from current expectations.

ABOUT CONSTELLATION BRANDS

At Constellation Brands (NYSE: STZ and STZ.B), our mission is to build brands that people love because we believe sharing a toast, unwinding after a day, celebrating milestones, and helping people connect, are Worth Reaching For. It's worth our dedication, hard work, and the bold calculated risks we take to deliver more for our consumers, trade partners, shareholders, and communities in which we live and work. It's what has made us one of the fastest-growing large CPG companies in the U.S. at retail, and it drives our pursuit to deliver what's next.

Today, we are a leading international producer and marketer of beer, wine, and spirits with operations in the U.S., Mexico, New Zealand, and Italy. Every day, people reach for our high-end, iconic imported beer brands such as Corona Extra, Corona Light, Corona Premier, Modelo Especial, Modelo Negra, and Pacifico, and our high-quality premium wine and spirits brands, including the Robert Mondavi Brand Family, Kim Crawford, Meiomi, The Prisoner Brand Family, SVEDKA Vodka, Casa Noble Tequila, and High West Whiskey.

But we won't stop here. Our visionary leadership team and passionate employees from barrel room to boardroom are reaching for the next level, to explore the boundaries of the beverage alcohol industry and beyond. Join us in discovering what's Worth Reaching For.

To learn more, follow us on Twitter @cbrands and visit www.cbrands.com.

MEDIA CONTACTS

Mike McGrew 773-251-4934 / michael.mcgrew@cbrands.com
Amy Martin 585-678-7141 / amy.martin@cbrands.com

INVESTOR RELATIONS CONTACTS

Patty Yahn-Urlaub 585-678-7483 / patty.yahn-urlaub@cbrands.com
Bob Czudak 585-678-7170 / bob.czudak@cbrands.com